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Exhibit 99.2

Report of Independent Certified Public Accountants

FMT Services, Inc.
Fingerhut Receivables, Inc.
101 Convention Center Drive Suite 850-17A
Las Vegas, NV. 89109

        and

The Bank of New York
101 Barclay Street
New York, New York 10286

We have examined management's assertion that FMT Services, Inc. ("FMT"), a wholly owned subsidiary of CompuCredit Corporation ("the Company"), complied with the minimum servicing standards identified and included in the accompanying management assertion as of and for the year ended February 1, 2003, as servicer of the Fingerhut Master Trust 1998 Series. This assertion is included in paragraph 5 in the accompanying report by management titled, "Annual Servicer's Certificate Fingerhut Master Trust." Management is responsible for FMT's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about FMT's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about FMT's compliance with its minimum servicing standards and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, management's assertion that FMT complied with the aforementioned minimum servicing standards as of and for the year ended February 1, 2003 is fairly stated in all material respects.

/s/ BDO Seidman, LLP
Atlanta, Georgia May 14, 2003

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  Exhibit 99.2
Report of Independent Certified Public Accountants